JG 2/19/16

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SEC SE 16003024
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FEB 19 2016
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NSX Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Hudson Street, Suite 1200
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Francis N. Paulino 201-499-1844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seligson & Giannattasio, LLP
(Name – *if individual, state last, first, middle name*)

723 North Broadway	White Plains	NY	10603
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, Francis N. Paulino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NSX Securities LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARVENA W. WELDON
Commission # 2418156
Notary Public, State of New Jersey
My Commission Expires
March 07, 2017

Notary Public

Signature

Financial Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

SELIGSON & GIANNATTASIO, LLP
Certified Public Accountants and Consultants

14 Ver Valen Street
Closter, NJ 07624

723 N Broadway
White Plains, NY 10603

Report of the Independent Registered Public Accounting Firm

To the Members
NSX Securities LLC
Jersey City, NJ

We have audited the accompanying statement of financial condition of NSX Securities LLC as of December 31, 2015. This financial statement is the responsibility of NSX Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes accessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of NSX Securities LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains, New York
February 17, 2016

NSX SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash	$103,940
Accounts receivable due to/from member (intercompany)	34
Prepaid expense	499
TOTAL ASSETS	$104,473

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 5
Total liabilities	5
MEMBER'S CAPITAL	104,468
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$104,473

The accompanying notes are an integral part of this statement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Description of Business

NSX Securities LLC (Securities) is a wholly owned subsidiary of the National Stock Exchange, Inc. (the Exchange), which is a for-profit Delaware corporation that operates a registered national securities exchange to facilitate the trading of stocks. Securities is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 (the Act) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Effective February 18, 2015, National Stock Exchange Holdings, Inc. (NSX Holdings) acquired the Exchange from CBOE Stock Exchange (CBSX), a for-profit Delaware corporation that serves as a holding company for the Exchange.

Securities is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this rule because it does not hold funds or securities for, or owe money or securities to, customer accounts. The Exchange provides accounting, administrative services, management services and office facilities to Securities in accordance with the Expense Agreement (note C).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The only source of revenue are fees from routing services provided to the Exchange who in turn offers the service to its equity trading permit holders. Securities recognize fees on a trade-date basis.

Income Taxes

Securities elected to be taxed as a partnership. As a result, the member is responsible for reporting income or loss, to the extent required by federal and state income tax laws and regulations, based on Securities' income and expense as reported for income tax purposes. Through the year ended December 31, 2015, the Exchange files and pays income taxes on

Securities' behalf. Securities does not report any balance sheet or income statement impact of the tax consequences borne by the Exchange in Securities' stand-alone financial statements.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. Securities applied the guidance to all tax positions for which the statute of limitations remained open. As of December 31, 2015, the open tax years are 2012 through 2015. As of December 31, 2015, Securities had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. Securities did not have any material amounts accrued for interest and penalties at December 31, 2015. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations.

NOTE B - NET CAPITAL REQUIREMENTS

Securities is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance of the larger of 1/15th of aggregate indebtedness or $5,000. The minimum net capital requirement of $5,000 is subject to the condition that, among other things, the broker-dealer does not receive, directly or indirectly, or hold funds or securities for or owe funds or securities to, customers and does not carry accounts of, or for, customers.

As of December 31, 2015, Securities had a ratio of aggregate indebtedness to net capital of 0.0 and net capital of $103,969, which was $98,969 in excess of its minimum net capital requirement of $5,000. As of December 31, 2015, Securities had an aggregate indebtedness of $5.

NOTE C - RELATED-PARTY TRANSACTIONS

Effective January 1, 2012, Securities and the Exchange entered into an Expense Agreement. Pursuant to the Expense Agreement, in exchange for Securities providing routing services to the Exchange, the Exchange provides corporate, marketing, information technologies, material

hardware, software, personnel, other corporate and business services, and such other necessary materials and services as are necessary to facilitate the operation of Securities' business.

For the year ended December 31, 2015, Securities did not incur expenses or receive direct payments from the Exchange, as per the terms of the Expense Agreement.

Securities' only revenue source is for routing services provided to the Exchange and its equity trading permit holders. For the year ended December 31, 2015, Securities generated income from the Exchange for transaction charges in the amount of $34. As of December 31, 2015, there were outstanding payables related to Exchange trading activity of $5.

Securities is dependent upon the Exchange to sustain operations. The Exchange's ability to manage its liquidity position is dependent upon its ability to increase revenues through increased trading volumes and/or obtain financing.

On May 6, 2014 the Exchange filed with the SEC a proposed rule to amend Exchange Rule 11.1 to add new section .01 under Interpretations and Policies to permit the Exchange to cease trading activity on the Exchange's Trading System as of the close of business on May 30, 2014 (the Trading Close Date), the filing was approved. Upon ceasing the operations, the Exchange (i) maintained that all Exchange Rules remain in full force and effect through and after the Trading Close Date, (ii) noted that it may, at its discretion, file a proposed rule change pursuant to Rule 19b-4 of the Exchange Act prior to any resumption of trading on the Exchange pursuant to Chapter XI, (iii) shall continue to be registered as a national securities exchange, and (vii) assured the SEC and the public that it shall maintain adequate funding for this purpose. Pursuant to Exchange Rule 2.11(a), Securities continued its mandate to act as the outbound routing broker-dealer of the Exchange. In this regard, Securities operates as a facility (as defined in Section 3(a)(2) of the Exchange Act) of the Exchange.

On September 8, 2014 (the SPA Date) CBSX entered into a Stock Purchase Agreement (the Agreement) whereby the CBSX expressed interest to sell all of the outstanding shares of common stock of the Exchange (the Transaction) to NSX Holdings. Under the SPA, Securities continued to be a wholly owned subsidiary and exchange facility of the Exchange; thus, after the closing of the Transaction (i) all of the provisions of Rule 2.11 governing the operation of Securities remained in full force and effect and (ii) had no impact on the financial condition or supervisory procedures of Securities.

On December 16, 2014, the Exchange filed with the SEC the rule proposal seeking approval of the ownership change. On January 2, 2015 the SEC published to the Federal Register the Exchange rule filing in connection with the proposed Transaction. In preparation for the close of the Transaction, Securities filed with FINRA a Continuing Membership application on January 20,

2015, subsequently amended on January 23 and February 3, 2015. On February 11, 2015 FINRA approved the Firm's change in ownership structure. On February 18, 2015 (the Closing Date) the Transaction closed, shortly after the SEC approval order was issued on February 16, 2015. On December 22, 2015 the Exchange resumed trading and as a result Securities recommenced trading operations.

On December 10, 2014, Securities submitted an electronic filed Statement Regarding Independent Public Accountant under SEA Rule 17a-5(f)(2). The statement presumed that Grant Thornton would be the auditor of Securities' 2014 audited financial reports. Given the circumstance related to the Transaction, the new management team of the post-closing NSX, in consultation with its new owner, NSX Holdings, opted to change the auditor. On March 5, 2015 Securities LLC engaged Seligson & Giannattasio, LLP, PCAOB compliant auditing firm to audit the 2014 audited financial reports of Securities. Formal notice was sent to Grant Thornton as per SEC rule CFR 240.17a-5 and filed promptly with FINRA on March 24, 2015. NSX Securities reengaged Seligson & Giannattasio, LLP for the 2015 audit.

NOTE D - CONTRACTUAL OBLIGATIONS

On August 24, 2012, Securities entered into a third-party Fully Disclosed Clearing Agreement (the Agreement) with Morgan Stanley & Co. LLC (Morgan Stanley). Morgan Stanley subsequently terminated the agreement on September 22, 2014. As a result of (i) third party routing broker-dealers and respective clearing brokers being members of the Exchange, (ii) the Exchange's ability to clear transactions on behalf of its members via the Depository Trust Company Universal Trade Capture service and (iii) Securities status as a facility of the Exchange, NSX Securities no longer clears transactions on behalf of its sole customer, the Exchange. Depository Trust Company Universal Trade Capture service clears all Exchange transactions between Exchange members.

NOTE E - SUBSEQUENT EVENTS

Securities' management has determined that no material events or transactions occurred subsequent to December 31, 2015, and through February 17, 2015, the date Securities' financial statements were available for issuance, which would require adjustments to and/or additional disclosure in the Securities' financial statements.